Exhibit 99.9

Points for Phone Conversation with Analysts and Major
Shareholders
Following the Public Announcement on September 16, 2005

  Today, Océ N.V., a Netherlands based, global leader in the copier, printer and document management industry, announced that it will launch a friendly tender offer to buy all of the outstanding Imagistics common shares.
  Imagistics will then become a subsidiary of Océ, with greater scale, a broader product line, and better access to capital to execute our growth strategy.
  We do not anticipate any regulatory issues or barriers to the combination.
  We expect to close immediately following the expiration of the tender offer.

  If the tender is successful, Imagistics will be named “Océ Imagistics” to leverage the strength of both brands, and will be headquartered in the existing Imagistics offices in Trumbull, Connecticut.
  Effective January 1, 2006, Marc Breslawsky, Imagistics Chairman and CEO, will lead Océ’s entire North American business and be elected to Océ’s Executive Board, and Joe Skrzypczak, Imagistics President and COO, will lead Océ Imagistics, which will serve the office market in the United States.
  Clearly, the Imagistics management team will play a major role in the combined entity.

  Imagistics and Océ have a common culture – a sharp focus on the customer, with a professional direct sales force and responsive customer service.

  Océ’s high volume segment 5-6 machines, facilities management and software capabilities, and global presence, combined with the best-of-breed segment 1-5 MFPs that Océ Imagistics will continue to provide, will amount to the most powerful product and services line in the industry. We can then provide end user customers with complete document management solutions, whether their business is local, regional, national or worldwide.

  This is an exciting opportunity for both Imagistics and Océ as the combination enhances the distribution and growth opportunities for both companies.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of Imagistics common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation/recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all shareholders of Imagistics at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (http://www.sec.gov).